October 30, 2015

Ms. Elizabeth Bentzinger Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AdvisorOne Funds – Horizon Active Income Fund

Dear Ms. Bentzinger:

On September 3, 2015, AdvisorOne Funds (the "Registrant" or the “Trust”), on behalf of Horizon Active Income Fund (the “Fund”), filed Post-Effective Amendment No. 102 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Elizabeth Bentzinger provided the following comments on October 15, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please update the series class identifies on EDGAR for the fund and its classes.

Response. The Fund’s administrator will make the requested updates.

Comment 2. Please include a line for the sales load charges for Class A shares.

Response. The requested change has been made. Please see response to Comment 4.

Comment 3. Please indicate that the 12b-1 charges for Class N and Class I are “None”.

Response. The requested change has been made.

Comment 4. Please provide the revised fee table.

Response. The revised fee table appears as follows:

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Shareholder Fees (fees paid directly from your investment)		CLASS A		CLASS I		CLASS N
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)		5.75%		None		None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)		None		None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions		None		None		None
Redemption Fee on Shares Held Less Than 30 Days (as a % of amount redeemed)		None		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		Class A		Class I		Class N
Management Fees		0.77%		0.77%		0.77%
Distribution (12b-1) Fees		0.25%		None		None
Other Expenses		0.28%		0.28%		0.53%(1)
Shareholder Servicing Expenses	None		None		0.25%
Remaining Other Expenses	0.28%		0.28%		0.28%
Acquired Fund Fees and Expenses (1)(2)		0.28%		0.28%		0.28%
Total Annual Fund Operating Expenses		1.58%		1.33%		1.58%
Fee Waiver		(0.06)%		(0.06)%		(0.06)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements(3)		1.52%		1.27%		1.52%

Comment 5. Please confirm that the footnotes are accurate.

Response. The Registrant so confirms.

Comment 6. Please confirm that operating expense limitation agreement will have an effective period of at least one year from the date of effectiveness. Please confirm the amounts shown in the expense example take into account the operating expense limitation agreement.

Response. The Registrant so confirms.

Comment 7. Please provide the expense example table and disclose that it applies whether a shareholder redeems or hold shares.

Response. The disclosure has been revised as follows:

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Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares or continue to hold your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N	Class I	Class A
1	$155	$129	$721
3	$493	$416	$1,040
5	$855	$723	$1,381
10	$1,873	$1,596	$2,341

Comment 8. Please describe what is meant by “income-producing securities” and disclose the risks associated with such securities.

Response. The second sentence of the first paragraph under Principal Investment Strategies of the Fund has been revised to read as follows (with new text underlined):

Horizon executes this strategy by investing in exchange-traded funds (“ETFs”) listed on U.S. exchanges and other income-producing securities, which Horizon defines as including any of the following: equity securities that are expected to pay a dividend; fixed-income securities; cash equivalents; sovereign debt (including U.S. treasuries); fixed and floating rate securities of publicly traded companies; convertible bonds; preferred stock; master limited partnerships (“MLPs”); mortgage-backed securities (“MBS”); real estate investment trusts (“REITs”), or other securities that Horizon believes are likely to generate income for the Fund.

Comment 9. Please describe what is meant by “alternative and specialty securities” and disclose the risks associated with such securities.

Response. The Registrant has removed language related to alternative and specialty securities.

Comment 10. Please confirm if the Fund will invest in contingent convertible bonds.

Response. The Registrant confirms that the Fund will not invest in contingent convertible bonds.

Comment 11. Please provide the risk of investing in foreign securities in the principal risk sections of the summary and statutory sections of the prospectus

Response. The following risk disclosure has been added:

Foreign Securities Risk: Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on

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investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation. Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies. Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities. Sovereign issuers may lack sufficient revenue to repay debts or may repudiate debts despite an ability to repay.

Emerging Markets Risk: In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

Comment 12. Please make the following disclosure in the principal risk sections with respect to inverse exchange traded funds (“ETFs”):

Because of compounding and the single day investment objective of inverse ETFs, performance for periods greater than one day will be greater or less than a multiple of the representative index before accounting for fees and expenses. Long-term results will vary, particularly during periods of higher index volatility. As a result of market price variance risk, it is possible that the price the Fund pays to invest in an inverse ETF is not truly reflective of the true value of such ETF.

Response. The Fund will not invest in inverse ETFs as a principal investment strategy. Accordingly, all references to inverse ETFs have been deleted.

Comment 13. Please disclose how often the fund will rebalance its ETF positions. If not daily, please disclose why not as well as risk of holding for more than one day.

Response. The Fund’s investment strategy is not one that precisely seeks to track a particular index or any static investment allocation. Accordingly, while the Adviser monitors the Fund’s holdings on a daily basis to determine whether new investment decisions are warranted or current positions need to be reallocated, there is no necessity to rebalance ETF positions on a daily basis. The Registrant believes therefore that the risks related to transactions in ETFs are adequately disclosed in the prospectus and the SAI.

Comment 14. Please confirm whether or not the Fund will invest in derivatives.

Response. The Fund does not intend to use derivatives as a principal investment strategy.

Comment 15. Please change the reference to “Underlying Funds” in the Fixed Income Risk section to “ETFs”.

Response. The requested change has been made.

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Comment 16. Please provide year-to-date performance return for the Fund as of the most recently completed calendar quarter,

Response. The following disclosure has been added:

The year-to-date return as of the most recent calendar quarter, which ended September 30, 2015, was (1.17)%.

Comment 17. For the performance of Class A shares, please disclose that performance would be lower due to sales load charges.

Response. The requested change has been made.

Comment 18. Please disclose that the performance of the Fund’s primary index benchmark does not include a deduction for fees, expenses and taxes.

Response. The requested change has been made.

Comment 19: Please revise the performance table to reflect that the footnote also applies to the third line of the table.

Response. The requested change has been made.

Comment 20: Please change the reference to “tax-free accounts” to tax-advantaged or tax-deferred accounts.

Response. The requested change has been made.

Comment 21: Please disclose the Fund’s investment in sovereign debt, US Treasury securities and mortgage-backed securities in Item 9.

Response. The requested revision has been made.

Comment 22: Please confirm that shorting securities is not a principal investment strategy.

Response. The Registrant confirms that shorting securities is not a principal investment strategy.

Comment 23. Please include MLP tax risk in the summary section of the prospectus.

Response. The requested change has been made.

Comment 24: Please disclose that information regarding the portfolio manager’s compensation, other accounts managed and ownership of Fund shares can be found in the Fund’s SAI.

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Response. The following disclosure has been added:

The Fund’s Statement of Additional Information provides additional information about each portfolio managers’ compensation structure, other accounts managed by the portfolio managers, and the portfolio managers' ownership of shares of the Fund.

Comment 25: In the How to Purchase Fund Shares section, please disclose that Class A shares have a sales load charge as a difference between the Fund’s share classes.

Response. The disclosure has been revised as follows:

The main difference between the share classes is the ongoing fees and the sales load charges applicable to the purchase of Class A shares.

Comment 26: In the How to Purchase Fund Shares section, please provide a description for Class I shares.

Response. The following disclosure has been added:

Class I Shares are currently not available for purchase.

Comment 27: Please disclose whether the Fund makes available the information described in Item 12(a)(5) on the Fund’s website.

Response. The following disclosure has been added:

Information regarding any sales loads including any breakpoints as well as other information regarding distribution of the Fund’s shares can be found in this prospectus and the SAI.

Statement of Additional Information

Comment 28: Please confirm whether the Fund will consider the concentration policies of the ETFs in which it will invest for the purposes of its own concentration policy.

Response. The Registrant does not consider registered investment companies to be of any specific industry or group of industries.

Comment 29: If the Fund writes credit default swaps, please confirm the Fund will segregate the full notional value of such swaps.

Response: The Registrant so confirms.

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Comment 30: Please provide the information required by Items 17(b)(5) and 18 as of the appropriate dates.

Response: The requested information has been provided as of the appropriate “as of “dates.

Comment 31: Please provide the information required by Item 25(a)(3) regarding the aggregate amount of underwriting commissions and the amount retained by the Fund’s principal underwriter for the past three fiscal years..

Response: The existing disclosure accurately shows the amounts of such commissions.

Comment 32: Please confirm that the appropriate principal accounting officer and principal executive officer of the Trust are signatories to the registration statement.

Response: The appropriate officers of the Trust are listed as signatories to the Trust’s post-effective amendment filings.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla